Exhibit 99.1

AuRico Gold Announces a New Gold-Copper Porphyry Discovery at the Kemess Project; Initial Resource Estimate Expected in Early 2015

Hole KH-14-04 intersects 768 metres of 0.442 g/t Au and 0.392% Cu

TORONTO, Dec. 15, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced that a significant exploration drilling program completed in 2014 has delineated a new porphyry mineralized system at Kemess East, which is located one kilometre east of the previously delineated Kemess Underground deposit and 6.5 kilometres north of the Kemess mill facility (See Figure 1).

Since late-2013, the Company has completed 19 diamond drill holes (27,214 metres) in the Kemess East mineralized area with 16 of the 19 drill holes intersecting mineralization. Highlights of the drilling include the following intercepts (Refer to Tables 1 and 2 for complete drilling results and Figure 2 for drilling locations):

•	KH14-04 intersected 768m of 0.442 g/t Au and 0.392% Cu
•	Including 132m of 0.755 g/t Au and 0.500% Cu
•	KH-14-09 intersected 304m of 0.557 g/t Au and 0.421% Cu
•	Including 76m of 1.202 g/t Au and 0.658% Cu
•	KH-13-08 intersected 601m 0.500 g/t Au and 0.391% Cu
•	Including 278m of 0.712 g/t Au and 0.477% Cu

(The estimated true thickness of the mineralized intervals is 70% of the reported intercept length.)

"The Kemess East exploration program has identified a significant new gold-copper porphyry mineralized system that is higher grade than the Kemess Underground and is located in immediate proximity to the existing processing facility and associated surface infrastructure that includes a 50,000 tonne per day mill facility, administration and camp facilities, permitted tailings storage and full access to grid power." stated Scott Perry, President and CEO of AuRico Gold. He continued, "This new discovery demonstrates the significant potential of the Kemess land package with some of the program's drill holes ending in mineralization. With an initial resource expected early next year, we will look to expand our exploration drilling program and advance our Kemess Underground permitting efforts to continue surfacing value."

2015 Exploration Program

An initial resource estimate for Kemess East is anticipated in early 2015. Preliminary mineralogical assessment indicates that Kemess East has similar characteristics to the Kemess Underground deposit and metallurgical testing is currently underway. The expanded 2015 drilling program will focus on additional delineation of the Kemess East mineralization and ongoing exploration drilling (Refer to the Kemess East plan and sections in the accompanying figures).

Kemess Underground Permitting Update

The Kemess Underground Project is currently undergoing a Substituted Environmental Assessment led by the British Columbia Environmental Assessment Office ("EAO") on behalf of both the province of British Columbia and the Canadian Environmental Assessment Agency ("CEAA"), the latter of which is on behalf of the Federal Government of Canada. This review is currently in the pre-Application stage (second of three phases) of the environmental assessment process and AuRico anticipates receiving the Application Information Requirements ("AIR") in early January 2015, a key milestone in the environmental assessment process. The Environmental Application ("Application") is being prepared for submission in the first half of 2015. At that time the Application will undergo Public Comment and technical review by Aboriginal groups,  and relevant federal and provincial government agencies, following which the Application will be referred to both levels of government for a decision. For additional information visit www.kemessunderground.com.

Kemess Property Overview

The Kemess Property (See Figure 4) is located in north-central British Columbia, Canada, approximately 430 kilometres northwest of Prince George. The Kemess Underground Project is located approximately 5.5 kilometres north of the past producing Kemess South open pit mine that operated from 1998 to 2011 and produced 3 million ounces of gold and 749 million pounds of copper.

A Feasibility Study on the Kemess Underground Project was released on March 25, 2013 that proposes an underground block caving operation with average annual production of 105,000 ounces of gold and 44 million pounds of copper over a 12 year mine life.

Kemess Underground Reserves and Resources
Gold	Tonnes	Grades (g/t)	Gold Ounces (000's)
Proven & Probable Reserves	100,373	0.56	1,805
Measured & Indicated Resources	65,432	0.41	854
Inferred Resources	9,969	0.39	125
Copper	Tonnes	Grade (%)	Cu (000's) lbs
Proven & Probable Reserves	100,373	0.28	619,151
Indicated Resources	65,432	0.24	346,546
Inferred Resources	9,969	0.21	46,101

The Kemess East discovery is located one kilometre east of Kemess Underground and 6.5 kilometres north of the existing Kemess mill facility. An initial resource estimate for Kemess East is anticipated in early 2015.

Quality Control – Analyses and Sample Location

Exploration activities at Kemess are being conducted by AuRico personnel under the supervision of Wade Barnes Project Geologist and a Qualified Person as defined by National Instrument 43-101. Wade Barnes is PGeo registered with the Association of Professional Engineers and Geoscientists of British Columbia ("APEGBC") and has reviewed and approved this news release.

Samples were prepared at an on-site sample preparation lab. The majority of prepared 250 g samples, crushed to 80% passing 10-mesh and pulverized to 85% passing 150-mesh, were shipped in security sealed pails to ALS Chemex Laboratory in North Vancouver for analysis, with some 2007 samples submitted to Assayers Canada Laboratories in Vancouver.   At both accredited laboratories, samples were analyzed for a suite of 35 elements, including iron, molybdenum, and silver, using 2-acid digestion and ICP atomic emission spectroscopy on a one gram sub-sample prior to 2010 and a 4-acid digestion thereafter.  Copper analyses were completed by AA spectrometry, following a 3-acid digestion. Gold analyses were completed by standard 1-assay-ton fire assay with an AA finish. Samples from significantly mineralized zones were also submitted for molybdenum assay, which included 4-acid digestion with an AA finish.

Quality control (QC) samples (blanks, duplicates, and certified reference materials) were inserted into the sample stream at regular intervals such that 1 in 25 (4%) samples were submitted for quality control purposes.  QC sample performance was monitor on a regular basis, independently of the laboratories, and failures addressed in a timely manner.  All sample batches were also subjected to each laboratory's internal quality control procedures, for an additional 40% QC sample volume.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Underground Project in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include estimates of mineral grades, the estimated extent and timing of anticipated future exploration activity; the results of future interpretation of geological information; whether results thereof will lead to estimated reserves or resources and the timing of such estimates , information as to strategy, plans or future financial or operating performance, such as the Company's expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include without limitation: estimates of mineral grades; the estimated extent and timing of future exploration activity and resource estimates;  the interpretation of geological information; whether exploration results will lead to establishing reserves or resources; the nature and timing of permitting work; the risk that projects will not be developed accordingly to established budgets or timelines; no material delays in the timing for completion of exploration activities,  changes in laws or regulations in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits; authorizations or approvals for operations or projects such as Kemess; contests over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson and El Chanate mine may not perform as planned; uncertainty of production and cost estimates; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company's share price; any decision to declare dividends; the implementation and continued availability of the dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; risks arising from the absence of hedging; adequacy of internal control over financial reporting; changes in our credit rating; and the impact of inflation.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. There is no assurance or certainty that an initial resource estimate for  Kemess East will be completed, or if completed,  is completed in early 2015. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: future exploration and the results of such exploration, the ability and timing to complete a resource estimate for Kemess East, the presence of and continuity of metals at  Kemess East at modeled grades,  business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; our ability to procure equipment and supplies in sufficient quantities and on a timely basis; the timing of the receipt of permits and other approvals for our projects and operations; our ability to attract and retain skilled employees and contractors for our operations; the accuracy of our reserve and resource estimates; the impact of changes in currency exchange rates on our costs and results; interest rates; taxation; and our ongoing relations with our employees and business partners.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured," "indicated" and "inferred" resources.  We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  "Inferred" resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Figure 1: Existing Mill Infrastructure & Surface Facilities

Figure 2: Kemess East Drill Hole Intercepts - Plan View

Figure 3: Kemess East Section Looking North

Figure 4: Kemess East Section Looking West

Figure 5: Mill Processing Facility and Associated Surface Infrastructure at Kemess

Table 1: Drill Intercepts that Intersected the Kemess East Mineralized Deposit

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	Ag (g/t)	Mo (%)
KH-14-01	549.0	613.3	64.3	0.334	0.380	1.99	0.019
and	686.9	864.0	177.1	0.308	0.322	1.50	0.005
including	794.0	854.0	60.0	0.390	0.340	1.52	0.003
KH-14-02	922.0	1480.0	558.0	0.529	0.381	1.91	0.007
including	1084.0	1414.0	330.0	0.709	0.436	1.99	0.005
including	1133.0	1185.0	52.0	0.989	0.599	2.37	0.004
KH-14-03	999.0	1490.0	491.0	0.379	0.321	1.62	0.011
including	1057.0	1273.0	216.0	0.547	0.424	2.02	0.009
including	1175.0	1263.0	88.0	0.722	0.414	1.79	0.005
KH-14-04	825.0	1593.0	768.0	0.442	0.392	1.85	0.007
including	885.0	974.7	89.7	0.716	0.591	2.43	0.009
including	1018.0	1150.0	132.0	0.755	0.499	2.44	0.003
including	1338.0	1565.0	227.0	0.403	0.435	2.11	0.01
KH-14-08	875.0	1532.0	657.0	0.444	0.317	1.62	0.005
including	875.0	1369.0	494.0	0.565	0.377	1.90	0.006
including	921.6	1242.0	320.4	0.732	0.476	2.38	0.005
including	1064.0	1144.0	80.0	1.009	0.541	2.58	0.002
KH-14-09	1200.7	1505.0	304.3	0.557	0.421	2.21	0.005
including	1200.7	1391.8	191.1	0.801	0.546	2.48	0.005
including	1252.0	1328.0	76.0	1.202	0.658	2.87	0.002
KH-14-11	1263.0	1564.0	301.0	0.357	0.347	1.76	0.007
including	1279.0	1438.3	159.3	0.578	0.508	2.43	0.007
KH-14-12	899.4	1119.2	219.8	0.261	0.308	1.77	0.004
including	950.6	1119.2	168.6	0.325	0.377	1.94	0.005
including	1011.5	1084.0	72.5	0.431	0.569	2.71	0.007
KH-13-07	819.0	1014.0	195.0	0.466	0.400	1.78	0.007
including	829.0	944.0	115.0	0.527	0.461	1.89	0.008
KH-13-08	923.0	1524.0	601.0	0.500	0.391	1.91	0.007
including	1107.0	1385.0	278.0	0.712	0.477	2.10	0.006
including	1179.0	1231.0	52.0	0.854	0.626	2.55	0.003
KH-13-09	938.0	1380.0	442.0	0.543	0.448	2.12	0.010
including	1113.0	1380.0	267.0	0.728	0.526	2.16	0.008
including	1211.0	1380.0	169.0	0.906	0.559	2.18	0.005
KH-07-04	781.0	1330.0	549.0	0.335	0.361	2.22	0.009
including	1209.0	1291.0	82.0	0.596	0.395	2.37	0.004
KH-07-07	460.6	530.0	69.4	0.300	0.369	2.06	0.008
KH-07-10	838.0	1226.0	388.0	0.308	0.336	1.85	0.009
including	912.5	1166.0	253.5	0.354	0.392	2.10	0.013
KH-07-24	1195.1	1348.0	152.9	0.617	0.532	2.75	0.009
KH-07-25	728.0	796.3	68.3	0.320	0.360	1.74	0.006

Table 2: Drill Collar Locations

Hole ID	Nad83E (m)	Nad83N (m)	Elevation (m)	Azimuth	Dip	Depth (m)
KH-14-01	637955	6326879	1705	162.4	-80.4	1395.4
KH-14-02	637766	6326849	1701	162.0	-80.91	1508
KH-14-03	637699	6326862	1703	164.1	-80.23	1538.8
KH-14-04	637788	6327138	1651	178.5	-76	1593
KH-14-05	637618	6326948	1697	171.7	-80.72	1425
KH-14-06	637722	6327181	1645	188.1	-77.29	1312.3
KH-14-07	637618	6326950	1697	272.3	-88.47	855
KH-14-08	637878	6326948	1692	169.9	-79.43	1566
KH-14-09	637597	6326901	1701	155.0	-79.55	1605
KH-14-10	637791	6327233	1627	174.7	-78.73	861
KH-14-11	637689	6326997	1689	155.3	-81.15	1590
KH-14-12	637788	6327138	1651	186.9	-79.92	1623
KH-13-01	637425	6326108	1807	358.0	-75	1533
KH-13-03	637552	6326154	1798	358.0	-75	1281
KH-13-05	637604	6327143	1687	173.6	-75	1593
KH-13-06	637628	6326716	1756	251.0	-74	1703
KH-13-07	637932	6327047	1684	192.0	-80	1327
KH-13-08	637820	6326657	1752	178.1	-90	1524
KH-13-09	637931	6327047	1681	190.2	-70	1380
KH-07-01	637914	6326383	1820	358.1	-90	351
KH-07-01A	637914	6326383	1820	358.1	-90	980
KH-07-02	637706	6326244	1819	358.1	-90	1120.5
KH-07-03	638113	6326430	1831	338.1	-65	726
KH-07-04	637706	6326244	1819	338.1	-70	1344
KH-07-05	638113	6326430	1831	358.1	-90	417
KH-07-06	638078	6326807	1767	358.1	-90	770
KH-07-07	638078	6326807	1767	178.1	-70	663.2
KH-07-08	638044	6326244	1744	358.1	-90	135
KH-07-09	637853	6326163	1734	358.1	-90	366
KH-07-10	637852	6326164	1734	338.1	-70	1314
KH-07-11	638079	6326811	1767	358.1	-65	798.5
KN-07-12	637401	6326562	1881	158.1	-90	859
KN-07-13	637401	6326562	1881	158.1	-70	447
KH-07-14	638039	6326388	1831	338.1	-90	297
KH-07-15	637960	6327220	1650	178.1	-90	447
KH-07-16	638039	6326388	1831	308.1	-55	365
KH-07-17	637960	6327220	1650	178.1	-65	723
KH-07-18	638110	6326428	1830	308.1	-60	732.4
KH-07-19	638214	6326612	1826	178.1	-90	318
KN-07-20	637565	6326359	1914	338.1	-75	810
KH-07-21	638214	6326611	1825	178.1	-55	435
KH-07-22	638188	6326485	1821	78.1	-90	342
KH-07-23	638189	6326485	1821	43.1	-55	345
KH-07-24	637630	6326721	1747	338.1	-90	1348
KH-07-25	637935	6326880	1705	358.1	-80	857
KH-07-26	637820	6326660	1752	338.1	-85	402
Not all drill holes reached target depth or intersected significant mineralization

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information: visit the AuRico Gold website at www.auricogold.com or contact: Scott Perry, President and Chief Executive Officer, AuRico Gold Inc., 1-647-260-8880; Anne Day, Vice President, Investor Relations and Communications, AuRico Gold Inc., 1-647-260-8880

CO: AuRico Gold Inc.

CNW 06:15e 15-DEC-14